Exhibit 3.1
By-law Amendment

Section 6.06  Forum for Adjudication of Disputes.  Unless the Corporation consents in writing to the selection of an alternative forum, the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of the Corporation to the Corporation or the Corporation’s shareholders, (iii) any action asserting a claim arising pursuant to any provision of the Minnesota Business Corporation Act, or (iv) any action asserting a claim governed by the internal affairs doctrine, shall be a state or federal court located within the state of Minnesota, in all cases subject to the court’s having personal jurisdiction over the indispensable parties named as defendants.